UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 2, 2018

GOVERNMENT PROPERTIES INCOME TRUST

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-34364	26-4273474
(Commission File Number)	(IRS Employer Identification No.)

Two Newton Place 255 Washington Street, Suite 300, Newton, Massachusetts	02458-1634
(Address of Principal Executive Offices)	(Zip Code)

617-219-1440

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

In this Current Report on Form 8-K, the terms “the Company,” “we,” “us” and “our” refer to Government Properties Income Trust.

Item 8.01. Other Events.

As previously reported, on September 14, 2018, we and our wholly owned subsidiary, GOV MS REIT, a Maryland real estate investment trust, or Merger Sub, and Select Income REIT, a Maryland real estate investment trust, or SIR, entered into an Agreement and Plan of Merger, or the Merger Agreement, pursuant to which, on the terms and subject to the satisfaction or waiver of the conditions thereof, SIR has agreed to merge with and into Merger Sub, with Merger Sub as the surviving entity in the merger, or the Merger.

We are filing this Current Report on Form 8-K to update the pro forma financial information related to the Merger that was previously filed by us in our Current Report on Form 8-K filed on September 17, 2018, or the September Form 8-K, to give effect to the changes in the market prices of our and SIR’s common shares of beneficial interest since the filing of the September Form 8-K.

Additional Information about the Merger and other Transactions and Where to Find It

In connection with the Merger and the other transactions contemplated by the Merger Agreement, or the Transactions, we have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4, or the Form S-4, containing a joint proxy statement/prospectus and other documents with respect to the Merger and the other Transactions with respect to both us and SIR. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

After the registration statement for the Merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to our and SIR’s shareholders. Investors will be able to obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of our filings with the SEC from our website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

Participants in the Solicitation Relating to the Merger and other Transactions

We, our Trustees and certain of our executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from our shareholders in respect of the approval of the issuance of our common shares of beneficial interest in the Merger and from SIR’s shareholders in respect of the approval of the Merger and the other transactions contemplated by the Merger Agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of our and SIR’s shareholders in connection with the Merger and the other Transactions are set forth in the joint proxy statement/prospectus for the Merger and the other relevant documents to be filed with the SEC.  You can find information about our Trustees and executive officers in our definitive proxy statement for our 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from us or SIR, as applicable, using the sources indicated above.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS CURRENT REPORT ON FORM 8-K CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

•                  THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY OUR AND SIR’S SHAREHOLDERS. WE CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS MAY CHANGE.

•                  AS NOTED ABOVE, THE MERGER WILL REQUIRE APPROVAL OF SIR’S SHAREHOLDERS AND THE ISSUANCE OF OUR COMMON SHARES OF BENEFICIAL INTEREST IN THE MERGER WILL REQUIRE APPROVAL OF OUR SHAREHOLDERS. SUCH APPROVALS WILL BE SOLICITED BY A JOINT PROXY STATEMENT/PROSPECTUS INCLUDED AS PART OF THE FORM S-4 FILED BY US WITH THE SEC ON SEPTEMBER 28, 2018. THE FORM S-4 MUST BE REVIEWED AND DECLARED EFFECTIVE BY THE SEC BEFORE THE JOINT PROXY STATEMENT/PROSPECTUS CAN BE MAILED TO OUR SHAREHOLDERS AND SIR’S SHAREHOLDERS. THE AMOUNT OF TIME IT TAKES FOR THE SEC TO REVIEW AND DECLARE THE FORM S-4 EFFECTIVE IS BEYOND OUR AND SIR’S CONTROL. ACCORDINGLY, WE CANNOT BE SURE THAT THE MERGER AND THE OTHER TRANSACTIONS WILL BE CONSUMMATED WITHIN A SPECIFIED TIME PERIOD OR AT ALL OR THAT THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS WILL NOT CHANGE.

•                  THE PRO FORMA FINANCIAL INFORMATION FILED AS AN EXHIBIT TO THIS CURRENT REPORT ON FORM 8-K INCLUDES CERTAIN ASSUMPTIONS REGARDING THE POTENTIAL SALE OF ALL OF SIR’S COMMON SHARES OF BENEFICIAL INTEREST OWNED BY US, INCLUDING WITH RESPECT TO THE NET PROCEEDS TO US FROM SUCH SALE. WE CANNOT BE SURE THAT WE WILL SELL SIR’S COMMON SHARES OF BENEFICIAL INTEREST WE OWN FOR THE ASSUMED NET PROCEEDS OR AT ALL, OR THAT OUR ASSUMPTIONS WILL REFLECT THE ACTUAL USE OF NET PROCEEDS TO US FROM THE SALE OF SUCH SHARES, IF ANY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN OUR ANNUAL REPORT, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Item 9.01.  Financial Information and Exhibits.

(b)                                 Pro Forma Financial Information

Our updated unaudited pro forma condensed consolidated balance sheet as of June 30, 2018 and our updated unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2017 and the six months ended June 30, 2018 and the notes related thereto are filed as Exhibit 99.1 to this Current Report on Form 8-K. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our expected financial position or results of operations for any future period. Differences could result from numerous factors, including future changes in our and SIR’s portfolio of investments, our and SIR’s capital structure, our and SIR’s property level operating expenses and revenues, including rents expected to be received on our and SIR’s existing leases or leases we or SIR may enter into during and after 2018, changes in interest rates and other reasons. Actual future results are likely to be different from amounts presented in the unaudited pro forma condensed consolidated financial statements and such differences could be significant.

(d)                                 Exhibits

99.1

Unaudited pro forma condensed consolidated financial statements of the Company for the year ended December 31, 2017 and the six months ended June 30, 2018 and the notes related thereto. (Filed herewith.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ Mark L. Kleifges
Name:	Mark L. Kleifges
Title:	Chief Financial Officer and Treasurer

Dated:  October 2, 2018